UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)*

SAExploration Holdings, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

78636X204
(CUSIP Number)

Mark Strefling Whitebox Advisors LLC 3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416 (612) 253-6001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

___________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	78636X204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Advisors LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[X]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,964,326*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,964,326*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,964,326*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.83%*

14.	TYPE OF REPORTING PERSON

IA

* The percent of class is calculated based on approximately 1,748,854 shares of Common Stock issued and outstanding after taking into account the Issuer’s 20-to-1 reverse stock split as provided in the Issuer’s 8-K filed on September 19, 2018, with fractional shares of Common Stock cashed out based on the closing price per share on the effective date of the reverse stock split (the “Reverse Stock Split”). The number of Common Stock reported herein is comprised of (i) 130,450 shares of Common Stock and (ii) 1,833,876 additional shares of Common Stock issuable to WMP, WCP, WAP and WIP (as defined in Item 2) upon the exercise of 2,446,026 Series C Warrants, 4,997,800 Series D Warrants and 29,233,812 Series E Warrants.

CUSIP No.	78636X204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox General Partner LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,964,326*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,964,326*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,964,326*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.83%*

14.	TYPE OF REPORTING PERSON

OO

* The percent of class is calculated based on approximately 1,748,854 shares of Common Stock issued and outstanding after taking into account the Issuer’s Reverse Stock Split. The number of Common Stock reported herein is comprised of (i) 130,450 shares of Common Stock and (ii) 1,833,876 additional shares of Common Stock issuable to WMP, WCP, WAP and WIP upon the exercise of 2,446,026 Series C Warrants, 4,997,800 Series D Warrants and 29,233,812 Series E Warrants.

CUSIP No.	78636X204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Multi-Strategy Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,172,389*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,172,389*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,172,389*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.25%*

14.	TYPE OF REPORTING PERSON

PN

* The percent of class is calculated based on approximately 1,748,854 shares of Common Stock issued and outstanding after taking into account the Issuer’s Reverse Stock Split. The number of Common Stock reported herein is comprised of (i) 79,119 shares of Common Stock and (ii) 1,093,270 additional shares of Common Stock issuable to WMP upon the exercise of 1,458,434 Series C Warrants, 2,979,904 Series D Warrants and 17,427,095 Series E Warrants.

CUSIP No.	78636X204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Credit Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

393,695*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

393,695*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

393,695*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.60%*

14.	TYPE OF REPORTING PERSON

PN

* The percent of class is calculated based on approximately 1,748,854 shares of Common Stock issued and outstanding after taking into account the Issuer’s Reverse Stock Split. The number of Common Stock reported herein is comprised of (i) 25,524 shares of Common Stock and (ii) 368,171 additional shares of Common Stock issuable to WCP upon the exercise of 491,070 Series C Warrants, 1,003,373 Series D Warrants and 5,869,008 Series E Warrants.

CUSIP No.	78636X204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Asymmetric Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

289,199*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

289,199*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

289,199*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.32%*

14.	TYPE OF REPORTING PERSON

PN

* The percent of class is calculated based on approximately 1,748,854 shares of Common Stock issued and outstanding after taking into account the Issuer’s Reverse Stock Split. The number of Common Stock reported herein is comprised of (i) 18,742 shares of Common Stock and (ii) 270,457 additional shares of Common Stock issuable to WAP upon the exercise of 360,592 Series C Warrants, 736,780 Series D Warrants and 4,311,791 Series E Warrants.

CUSIP No.	78636X204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Institutional Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

109,043*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

109,043*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

109,043*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.89%*

14.	TYPE OF REPORTING PERSON

PN

* The percent of class is calculated based on approximately 1,748,854 shares of Common Stock issued and outstanding after taking into account the Issuer’s Reverse Stock Split. The number of Common Stock reported herein is comprised of (i) 7,065 shares of Common Stock and (ii) 101,978 additional shares of Common Stock issuable to WIP upon the exercise of 135,930 Series C Warrants, 277,743 Series D Warrants and 1,625,918 Series E Warrants.

CUSIP No.	78636X204

Item 1.	Security and Issuer.

The name of the issuer is SAExploration Holdings, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 1160 Dairy Ashford Rd., Suite 160, Houston, Texas 77079, United States of America. This Schedule 13D relates to the Issuer's common stock, $0.0001 par value (the "Shares").

Item 2.	Identity and Background.

	(a), (f)	This Schedule 13D is being filed jointly by (i) Whitebox Advisors LLC, a Delaware limited liability company ("WA"), (ii) Whitebox General Partner LLC ("WB GP"), (iii) Whitebox Multi-Strategy Partners, LP, a British Virgin Islands limited partnership ("WMP"), (iv) Whitebox Credit Partners, LP, a British Virgin Islands limited partnership ("WCP"), (v) Whitebox Asymmetric Partners, LP, a Cayman Islands exempted limited partnership (“WAP”), (vi) Whitebox Institutional Partners, a Delaware limited partnership (“WIP”), and (vii) the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, the names and citizenship of which are set forth in Exhibit B and Exhibit C, respectively (collectively, the "Reporting Persons").

(b)

The principal business address for each of WA, WB GP and WIP is 3033 Excelsior Boulevard, Suite 300, Minneapolis, Minnesota 55416.

The principal business address of WMP is c/o Estera Corporate Services (BVI) Limited, Jayla Place, Wickhams Cay 1, PO Box 3190, Road Town, Tortola, British Virgin Islands VG1110.

The principal business address of WCP is c/o Estera Corporate Services (BVI) Limited, Jayla Place, Wickhams Cay 1, PO Box 3190, Road Town, Tortola, British Virgin Islands VG1110.

The principal business address of WAP is c/o Mourant Ozannes Corporate Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, Grand Cayman KY1-1108 Cayman Islands.

The principal business addresses of the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, are set forth in Exhibit B and Exhibit C, respectively.

	(c)	WA manages and advises private investment funds, including WMP, WCP, WAP and WIP (the “WA Private Funds”). WB GP serves as general partner of private investment funds, including WMP, WCP, WAP and WIP. The principal business of WMP, WCP, WAP and WIP is investments. The principal businesses of the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, are set forth in Exhibit B and Exhibit C, respectively.

	(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	Except as set forth below in this Item 2(e) none of the Reporting Persons have, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In April 2014, WA received a confidential information inquiry from the Securities and Exchange Commission (the "SEC") in connection with the purchase of shares in a secondary public offering which occurred in 2012.  WA fully cooperated with the SEC and voluntarily reviewed historical trading activity to identify any other potential instances of inadvertent violations of Rule 105 of Regulation M under the Exchange Act ("Rule 105").  Based on this review, WA identified four additional instances in 2011 and 2012 where WA participated in a secondary offering during a restricted period.  All of these instances were voluntarily disclosed to the SEC.  The violations allegedly occurred between January 2011 and June 2012.  Rule 105 generally prohibits purchasing an equity security in a registered follow-on public offering if the purchaser sold short the same security during the shorter of the period: (1) beginning five business days before the pricing of the offered securities and ending with such pricing; or (2) beginning with the initial filing of a registration statement or notification on Form 1-A or Form 1-E and ending with the pricing.

In July 2014, WA voluntarily submitted to an offer of settlement with respect to the five alleged violations of Rule 105, without admitting or denying the SEC's allegations. The SEC accepted the offer of settlement, and imposed a cease-and-desist order from future violations of Rule 105. The settlement involved the payment by WA of disgorgement of $788,779, prejudgment interest of $48,553.49 and a civil money penalty of $365,592.83 (for a total of $1,202,925.30) to the U.S. Treasury.

Item 3.	Source and Amount of Funds or Other Consideration.

No material changes from the Schedule 13D filed by the Reporting Persons on August 8, 2016.

Item 4.	Purpose of Transaction.

No material changes from the Schedule 13D filed by the Reporting Persons on August 2, 2018.

Item 5.	Interest in Securities of the Issuer.

(a, b)

Item 5 is hereby amended and restated in its entirety as follows:

As of the date hereof, WA may be deemed to be the beneficial owner of 1,964,326 Shares, constituting 54.83% of the Shares of the Issuer, based on approximately 1,748,854 shares of Common Stock issued and outstanding after taking into account the Issuer’s Reverse Stock Split.

WA has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,964,326 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,964,326 Shares.

As of the date hereof, WB GP may be deemed to be the beneficial owner of 1,964,326 Shares, constituting 54.83% of the Shares of the Issuer, based on approximately 1,748,854 shares of Common Stock issued and outstanding after taking into account the Issuer’s Reverse Stock Split.

WB GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,964,326 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,964,326 Shares.

As of the date hereof, WMP may be deemed to be the beneficial owner of 1,172,389 Shares, constituting 41.25% of the Shares of the Issuer, based on approximately 1,748,854 shares of Common Stock issued and outstanding after taking into account the Issuer’s Reverse Stock Split.

WMP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,172,389 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,172,389 Shares.

As of the date hereof, WCP may be deemed to be the beneficial owner of 393,695 Shares, constituting 18.60% of the Shares of the Issuer, based on approximately 1,748,854 shares of Common Stock issued and outstanding after taking into account the Issuer’s Reverse Stock Split.

WCP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 393,695 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 393,695 Shares.

As of the date hereof, WAP may be deemed to be the beneficial owner of 289,199 Shares, constituting 14.32% of the Shares of the Issuer, based on approximately 1,748,854 shares of Common Stock issued and outstanding after taking into account the Issuer’s Reverse Stock Split.

WAP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 289,199 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 289,199 Shares.

As of the date hereof, WIP may be deemed to be the beneficial owner of 109,043 Shares, constituting 5.89% of the Shares of the Issuer, based on approximately 1,748,854 shares of Common Stock issued and outstanding after taking into account the Issuer’s Reverse Stock Split.

WIP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 109,043 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 109,043 Shares.

(c)  No transactions in the class of securities reported on have been effected during the past sixty days.

(d) All of the Shares are beneficially owned by WMP, WCP, WAP and WIP, which are managed by WA and/or for which WB GP serves as the general partner.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6  is hereby amended and supplemented as follows:

Convertible Notes Offering, Convertible Notes Indenture and Note Purchase Agreement

On September 26, 2018, the Issuer completed a private unregistered offering (the “Convertible Notes Offering”) of $60 million aggregate principal amount of its 6.00% Senior Secured Convertible Notes due 2023 (the “Convertible Notes”) at an offering price equal to 100% of par. WMP, WCP and WAP were collectively issued $23,722,062 aggregate principal amount of the Convertible Notes, after deduction of certain fees and costs associated therewith.

The Convertible Notes were issued under an Indenture (the “Convertible Notes Indenture”), dated as of September 26, 2018, by and among the Issuer; SAExploration, Inc. (the “Borrower” or “SAE”), SAE Sub, SAE Seismic, NES, LLC (“NES”) and SAExploration Acquisitions (U.S.), LLC (“Acquisitions Sub”), as guarantors (the “Notes Guarantors”); and Trustee, establishing the terms and providing for the issuance of the Convertible Notes. The Issuer sold the Convertible Notes pursuant to that certain Note Purchase Agreement, dated as of September 26, 2018 (the “Note Purchase Agreement”), by and among the Issuer, the Notes Guarantors and the purchasers thereto, including WMP, WCP and WAP (the “Purchasers”), all of which were among the Issuer’s preexisting lenders and securityholders. The Convertible Notes Indenture and form of Note, which is attached as an exhibit to the Convertible Notes Indenture, provide, among other things, that the Convertible Notes bear interest of 6.00% per year from September 26, 2018 (payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning on December 15, 2018), and will mature on September 26, 2023.

The Convertible Notes are convertible at the holder’s option into (i) shares of common stock, par value $0.0001 per share (such shares, the “Conversion Shares”) or (ii) for certain Permitted Holders (as defined in the Convertible Notes Indenture), warrants (the “Conversion Warrants”) to purchase an equal number of shares of Common Stock at an exercise price of $0.0001 per share, subject to customary adjustments (such shares, the “Conversion Warrant Shares”), each at an initial conversion rate of 173.91304 shares or warrants per $1,000 principal amount of the Convertible Notes, which is equivalent to an initial conversion price of approximately $5.75 per share of Common Stock as of the date of issuance. Assuming the Issuer’s organizational documents are amended to provide for the conversion in full of the Convertible Notes, 10,434,783 shares of Common Stock are issuable upon full conversion of the Convertible Notes and/or exercise of the Conversion Warrants. Upon conversion, the Issuer may satisfy its conversion obligation by paying or delivering, as applicable, cash, the Conversion Shares or Warrant Conversion Shares (to the extent elected by a Permitted Holder) or a combination of cash and Conversion Shares or cash and Warrant Conversion Shares (to the extent elected by a Permitted Holder), at the Issuer’s election. If the Permitted Holders elect to convert their Convertible Notes into Conversion Warrants, the Issuer will issue such Conversion Warrants pursuant to a form of warrant agreement included as an exhibit to the Note Purchase Agreement. The Issuer may not redeem the Convertible Notes prior to October 1, 2021. After October 1, 2021, the Issuer may redeem all or part of the Convertible Notes, at its option, as described in the Convertible Notes Indenture.

The Convertible Notes Indenture contains customary affirmative and negative covenants, including limitations on the incurrence of certain indebtedness and liens; restrictions on fundamental changes; disposal of assets; entry into certain investments; transactions with affiliates; use of proceeds; issuance of stock; and other payments and distributions. The Convertible Notes Indenture also contains customary events of default that include, among others, non-payment of principal, interest or fees, violation of covenants, bankruptcy and insolvency events, material judgments and cross defaults to material indebtedness. The occurrence of an event of default could result in the acceleration of the Issuer’s obligations under the Convertible Notes or the Issuer’s obligation to pay additional interest on the principal amount of the Convertible Notes.

The foregoing description of the Convertible Notes Indenture and Note Purchase Agreement are qualified in their entirety by reference to the Convertible Notes Indenture and Note Purchase Agreement, copies of which are attached to the Issuer’s 8-K filed on October 2, 2018 as, respectively, Exhibits 4.1 and 10.1 and are incorporated by reference herein as Exhibit AE and Exhibit AF, respectively.

Registration Rights Agreement

In connection with the completion of the Convertible Notes Offering, the Issuer entered into a Registration Rights Agreement (the “2018 Registration Rights Agreement”), dated as of September 26, 2018, with the Purchasers. The 2018 Registration Rights Agreement requires the Issuer to use its commercially reasonable efforts to (i) prepare and file with the Securities and Exchange Commission (the “SEC”) a shelf registration statement covering resales of the Conversion Shares or Conversion Warrant Shares, if any, by December 10, 2018, (ii) to use its commercially reasonable efforts to cause the shelf registration statement to be declared effective by the SEC by January 24, 2019, and (iii) to use its commercially reasonable efforts to keep such shelf registration statement effective through the Effectiveness Period (as defined in the 2018 Registration Rights Agreement).

If the Issuer does not fulfill its obligations under the 2018 Registration Rights Agreement, it will be required to pay the holders of the Convertible Notes liquidated damages in the form of additional interest on the Convertible Notes. Such additional interest will accrue at a rate per year equal to: (i) 0.25% of the principal amount of the Convertible Notes to, and including, the 90th day following such Registration Default (as defined in the 2018 Registration Rights Agreement) and (ii) 0.50% of the principal amount of the Convertible Notes from, and after, the 91st day following such Registration Default. In no event will the liquidated damages exceed 0.50% per year. In addition, if the Issuer defaults in the performance of its obligations under the 2018 Registration Rights Agreement and if such default is continuing, the Conversion Rate (as defined in the Convertible Notes Indenture) will increase by a rate of 3.00% for each $1,000 principal amount of Convertible Notes converted or redeemed (as applicable). However, the foregoing adjustment shall not be applied more than once to the same $1,000 principal amount of Convertible Notes. Furthermore, if a Registration Default occurs after a holder has converted its Convertible Notes into shares of Common Stock, such holder shall not be entitled to any such additional compensation with respect to such Common Stock.

The foregoing description of the 2018 Registration Rights Agreement is qualified in its entirety by reference to the 2018 Registration Rights Agreement, a copy of which is attached to the Issuer’s 8-K filed on October 2, 2018 as Exhibit 10.2 and incorporated by reference herein as Exhibit AG.

Pledge and Security Agreement

In connection with the Convertible Notes Offering, the Issuer entered into that certain Pledge and Security Agreement dated as of September 26, 2018 (the “Pledge and Security Agreement”), by and among the Issuer and the Notes Guarantors, as grantors, in favor of the Trustee, as collateral trustee, for the benefit of the Secured Parties (as defined in the Pledge and Security Agreement), including WMP, WCP and WAP as the holders of the Convertible Notes, pursuant to which the Issuer’s obligations under the Convertible Notes Indenture were secured by liens on substantially all assets of the grantors. The liens granted to the Collateral Trustee (for the benefit of Secured Parties) under the Pledge and Security Agreement are subordinated to the liens granted to certain other secured parties under certain of the Issuer’s other existing secured indebtedness, as described in the 2018 New Intercreditor Agreement (defined below).

The foregoing description of the Pledge and Security Agreement is qualified in its entirety by reference to the Pledge and Security Agreement, a copy of which is attached to the Issuer’s 8-K filed on October 2, 2018 as Exhibit 10.3 and incorporated by reference herein as Exhibit AH.

Third Amended and Restated New Credit Agreement

On September 26, 2018, the Borrower entered into the Third Amended and Restated Credit and Security Agreement (the “Third Amended and Restated New Credit Agreement”), by and among the Borrower, as borrower; the 2017 Guarantors and Acquisitions Sub (together with the 2017 Guarantors, the “ABL Guarantors”); the Lenders (including WMP, WCP and WAP) and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the Lenders (the “New Agent”). The Third Amended and Restated New Credit Agreement amends and restates that certain Second Amended and Restated Credit and Security Agreement, dated as of July 25, 2018, which amended and restated in its entirety the New Credit Agreement. SAE entered into the Third Amended and Restated New Credit Agreement (i) to permit the Convertible Notes Offering, (ii) to add Acquisitions Sub as an ABL Guarantor, (iii) to revise certain borrowing mechanics and (iv) to make certain other revisions as more fully set forth therein.

The Third Amended and Restated New Credit Agreement provides for up to $30 million in borrowings, secured primarily by substantially all of SAE’s assets located in the United States, subject to certain exclusions and exceptions as set forth in the Third Amended and Restated New Credit Agreement. The Third Amended and Restated New Credit Agreement provides for $15 million in further borrowings, $8 million of which are subject to the approval of Lenders constituting at least two-thirds of the aggregate principal amount of the Advances and Commitments outstanding at such time (each as defined in the Third Amended and Restated New Credit Agreement). Borrowings made under the Third Amended and Restated New Credit Agreement bear interest at a rate of (i) 11.75% per annum through and including August 1, 2020 and (ii) 12.75% per annum thereafter, and the Third Amended and Restated New Credit Agreement will mature on August 1, 2021, unless terminated earlier.

The Third Amended and Restated New Credit Agreement contains customary affirmative and negative covenants similar to those in the Second Amended and Restated Credit Agreement. The Third Amended and Restated New Credit Agreement also contains representations, warranties, covenants and other terms and conditions relating to the payment of fees to the Lenders, which are customary for agreements of this type. The Third Amended and Restated New Credit Agreement also provides for customary events of default.

If an event of default occurs and is continuing, then the Lenders may, among other options as described in the Third Amended and Restated New Credit Agreement, declare the obligations of SAE to be due and payable immediately or declare the funding obligations of the Lenders terminated immediately, subject to (i) the terms of the Amended and Restated Intercreditor Agreement and (ii) that certain Intercreditor Agreement, dated as of September 26, 2018 (the “2018 New Intercreditor Agreement”), by and among the New Agent, the New Senior Loan Facility Agent, and the Trustee, as collateral notes trustee under the Convertible Notes Indenture, as acknowledged and consented to by the Issuer, SAE and the other loan parties thereto. The New Agent, the New Senior Loan Facility Agent and the Trustee entered into the 2018 New Intercreditor Agreement to facilitate the Convertible Notes Offering and, for the avoidance of doubt, to agree that the lien on the ABL Collateral securing the ABL Obligations shall be senior to the lien on the Term Collateral securing the Term Loan Obligations, which itself shall be senior to the lien on the Convertible Note Collateral securing the Convertible Note Obligations (each such capitalized term as defined in the 2018 New Intercreditor Agreement). Upon the discharge of certain of the Issuer’s existing secured obligations, the Amended and Restated Intercreditor Agreement will be terminated and the 2018 New Intercreditor Agreement will continue to govern the relationships among the Issuer’s and SAE’s secured lenders.

The foregoing description of the Third Amended and Restated New Credit Agreement and 2018 New Intercreditor Agreement set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Third Amended and Restated New Credit Agreement and 2018 New Intercreditor Agreement, copies of which are filed as Exhibits 10.4 and 10.5 of the Issuer’s 8-K filed on October 2, 2018 and are incorporated herein by reference as Exhibir AI and Exhibit AJ, respectively.

New Senior Loan Facility Amendment

On September 26, 2018, the Issuer, as borrower, the Guarantors; the New Senior Loan Facility Agent; and the lenders from time to time party thereto, including Wbox 2015-7 Ltd. (the “Term Loan Lenders”) entered into a fifth amendment (“Amendment No. 5”), to the New Senior Loan Facility (as amended by that certain Amendment No. 1 to New Senior Loan Facility, dated as of October 24, 2016, Amendment No. 2 to New Senior Loan Facility, dated as of September 8, 2017, Amendment No. 3 to New Senior Loan Facility, dated as of February 28, 2018, and Amendment No. 4 to New Senior Loan Facility, dated as of July 25, 2018, the “Term Loan”). The Issuer entered into Amendment No. 5 (i) to permit the Convertible Notes Offering, (ii) to add, subject to repayment in full of the Purchase Money Credit Agreement (as defined below), Acquisitions Sub as a Guarantor and (iii) to make other revisions thereto as more fully set forth therein.

The foregoing description of Amendment No. 5, set forth herein does not purport to be complete and is qualified in its entirety by reference to the text of Amendment No. 5, a copy of which is filed as Exhibit 10.6 of the Issuer’s 8-K filed on October 2, 2018 and is incorporated herein by reference as Exhibit AK.

The representations and warranties of the Issuer and its subsidiaries in the agreements governing the transactions described herein were made only for purposes of those agreements and as of the specific dates and were solely for the benefit of the counterparties thereto. The Convertible Notes Indenture, Note Purchase Agreement, 2018 Registration Rights Agreement, Pledge and Security Agreement, Third Amended and Restated New Credit Agreement, Intercreditor Agreement and Amendment No. 5 are contractual documents that establish and govern the legal relations among the parties thereto and are not intended to be a source of factual, business or operational information about the Issuer or its affiliates. The representations and warranties made by the Issuer or its subsidiaries in the agreements described above may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, investors and security holders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances.

Termination of a Material Definitive Agreement.

On September 26, 2018, the Issuer used a portion of the net proceeds from the Convertible Notes Offering to repay in full all outstanding loans, together with interest and all other amounts due in connection with such repayment under the Purchase Money Loan and Security Agreement, dated as of July 25, 2018 (the “Purchase Money Credit Agreement”), by and among Acquisitions Sub, the lenders from time to time party thereto, including WMP, WCP and WAP, and Cantor Fitzgerald Securities, as administrative agent for such lenders, totaling approximately $24 million. The Issuer subsequently terminated the Purchase Money Credit Agreement. No penalties were due in connection with such repayments.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement

Exhibit B:  Executive Officers and Board of Managers of Whitebox Advisors LLC

Exhibit C:  Board Members of Whitebox General Partner LLC

Exhibit AD: Issuer’s Schedule 8-K filed on September 19, 2018 (incorporated herein by reference to the Schedule 8-K filed by the Issuer on September 19, 2018)

Exhibit AE: Convertible Notes Indenture (incorporated herein by reference to Exhibit 4.1 to the Schedule 8-K filed by the Issuer on October 2, 2018)

Exhibit AF: Note Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the Schedule 8-K filed by the Issuer on October 2, 2018)

Exhibit AG: 2018 Registration Rights Agreement (incorporated herein by reference to Exhibit 10.2 to the Schedule 8-K filed by the Issuer on October 2, 2018)

Exhibit AH: Pledge and Security Agreement (incorporated herein by reference to Exhibit 10.3 to the Schedule 8-K filed by the Issuer on October 2, 2018)

Exhibit AI: Third Amended and Restated New Credit Agreement (incorporated herein by reference to Exhibit 10.4 to the Schedule 8-K filed by the Issuer on October 2, 2018)

Exhibit AJ: 2018 New Intercreditor Agreement (incorporated herein by reference to Exhibit 10.5 to the Schedule 8-K filed by the Issuer on October 2, 2018)

Exhibit AK: Amendment No. 5 (incorporated herein by reference to Exhibit 10.6 to the Schedule 8-K filed by the Issuer on October 2, 2018)

SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 5, 2018 (Date)

Whitebox Advisors LLC

By:	/s/Mark Strefling
Mark Strefling Whitebox Advisors LLC Chief Executive Officer

Whitebox General Partner LLC

By:	/s/Mark Strefling
Mark Strefling Whitebox Advisors LLC Chief Executive Officer

Whitebox Multi-Strategy Partners, LP

By:	Whitebox General Partner LLC

By:	/s/Mark Strefling
Mark Strefling Whitebox Advisors LLC Chief Executive Officer

Whitebox Credit Partners, LP

By:	Whitebox General Partner LLC

By:	/s/Mark Strefling
Mark Strefling Whitebox Advisors LLC Chief Executive Officer

Whitebox Asymmetric Partners, LP

By:	Whitebox General Partner LLC

By:	/s/Mark Strefling
Mark Strefling Whitebox Advisors LLC Chief Executive Officer

Whitebox Institutional Partners, LP

By:	Whitebox General Partner LLC

By:	/s/Mark Strefling
Mark Strefling Whitebox Advisors LLC Chief Executive Officer

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D amendment No. 10, dated October 5, 2018, relating to the Common Stock, $0.0001 par value of SAExploration Holdings, Inc. shall be filed on behalf of the undersigned.

October 5, 2018 (Date)

Whitebox Advisors LLC

By:	/s/Mark Strefling
Mark Strefling Whitebox Advisors LLC Chief Executive Officer

Whitebox General Partner LLC

By:	/s/Mark Strefling
Mark Strefling Whitebox Advisors LLC Chief Executive Officer

Whitebox Multi-Strategy Partners, LP

By:	Whitebox General Partner LLC

By:	/s/Mark Strefling
Mark Strefling Whitebox Advisors LLC Chief Executive Officer

Whitebox Credit Partners, LP

By:	Whitebox General Partner LLC

By:	/s/Mark Strefling
Mark Strefling Whitebox Advisors LLC Chief Executive Officer

Whitebox Asymmetric Partners, LP

By:	Whitebox General Partner LLC

By:	/s/Mark Strefling
Mark Strefling Whitebox Advisors LLC Chief Executive Officer

Whitebox Institutional Partners, LP

By:	Whitebox General Partner LLC

By:	/s/Mark Strefling
Mark Strefling Whitebox Advisors LLC Chief Executive Officer

Exhibit B

EXECUTIVE OFFICERS AND BOARD OF WHITEBOX ADVISORS LLC

The name, business address, present principal employment and citizenship of each executive officer and board member of Whitebox Advisors LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Andrew Redleaf	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Founding Partner and Board member Whitebox Advisors LLC	USA
Robert Vogel	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer and Board member Whitebox Advisors LLC	USA
Mark Strefling	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Executive Officer and Board member Whitebox Advisors LLC	USA
Elissa Weddle	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Legal Officer Whitebox Advisors LLC	USA
Chris Hardy	280 Park Ave Suite 43W New York, NY 10017	Chief Compliance Officer Whitebox Advisors LLC	USA
Brian Lofton	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Risk Officer Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer and Board member Whitebox Advisors LLC	USA
Richard Vigilante	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Communications Officer and Board member Whitebox Advisors LLC	USA
Robert Riepe	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Financial Officer Whitebox Advisors LLC	USA
Kerry Manaster	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Technology Officer Whitebox Advisors LLC	USA
Jake Mercer	3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	Head of Special Situations and Restructuring and Board member Whitebox Advisors LLC	USA
Paul Roos	3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	Head of Structured Credit and Board member Whitebox Advisors LLC	USA

Exhibit C

BOARD OF WHITEBOX GENERAL PARTNER LLC

The name, business address, present principal employment and citizenship of each board member of Whitebox General Partner LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Andrew Redleaf	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Founding Partner Whitebox Advisors LLC	USA
Robert Vogel	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer Whitebox Advisors LLC	USA
Mark Strefling	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Executive Officer Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer Whitebox Advisors LLC	USA
Richard Vigilante	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Communications Officer Whitebox Advisors LLC	USA
Jake Mercer	3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	Head of Special Situations and Restructuring Whitebox Advisors LLC	USA
Paul Roos	3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	Head of Structured Credit Whitebox Advisors LLC	USA